SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated June 27, 2015

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: June 30, 2015

Eni and KazMunayGas agree to jointly explore the Isatay offshore block

Milan (Italy), June 27, 2015 - The Chairman of KazMunayGas’ (KMG) Management Board, Sauat Mynbayev, and Eni’s CEO, Claudio Descalzi, finalized today, in the presence of the President of the Republic of Kazakhstan, Nursultan Nazarbayev, and the Italian Prime Minister, Matteo Renzi, an agreement that defines the commercial terms of the transfer to Eni of 50% of the subsoil use rights in the Isatay block located in the Caspian Sea.

The Isatay block is estimated to have significant potential oil resources and will be operated by a joint operating company established by KMG and Eni on a 50/50 basis.
The joint operating company will benefit from Eni’s proprietary technology, industry leading track record in exploration and extensive experience in the environmentally and technically challenging conditions of the Caspian Sea shelf.

The agreement signals the successful completion by KMG of the requisite procedures under Kazakh laws to acquire subsoil use rights in the Isatay block and the finalization of related commercial agreements, which will result in the transfer to Eni of 50% of the subsoil use rights and regulate the performance of the joint operations. The transfer is expected to be completed within a few months subject to the approval of the transaction by the Republic of Kazakhstan.

The terms of Eni’s participation in the Isatay block were signed last year in June as part of a strategic agreement between Eni and KMG which also involves the joint development of a shipyard project in Kuryk, located on the Caspian Sea coast of the Mangystau region.

This agreement further strengthens Eni’s presence in the Republic of Kazakhstan, where it co-operates the Karachaganak field and is equity partner in several fields in the north Caspian Sea, including the giant Kashagan field.

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